

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Mr. Andrew C. Kidd
Senior Vice President and General Counsel
Samson Resources Corporation
Two West Second Street
Tulsa, OK 74103-3103

> **Re:** **Samson Investment Company**
> **Samson Resources Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 22, 2014**
> **File No. 333-186686**

Dear Mr. Kidd:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 46

Successor Year Ended December 31, 3012 Compared to Predecessor Year Ended June 30, 2011, page 52

1. Please advise or revise the disclosure of the production volumes, average daily production volumes, and average realized sales price for the year ended December 31, 2012 to provide the separate disclosure of such information relating to natural gas liquids.

Business, page 71

Summary of Our Operations and Properties, page 71

2. You state that "as of December 31, 2013, we had approximately 1,650 potential drilling locations to which proved, probable and possible reserves were attributable in the reserve report, dated as of December 31, 2013, prepared by Netherland, Sewell & Associates, Inc., our independent reserve engineers." However, Exhibit 99.5 states "probable and possible reserves that exist for these properties have not been included." Please advise or revise the disclosure in your filing on Form S-4 to reconcile to the corresponding disclosure in Exhibit 99.5.

Our Operations, page 75

Developed and Undeveloped Acreage, page 81

3. You disclose that a significant percentage of your net undeveloped acreage will expire over the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure here or in an appropriate section elsewhere within the registration statement to explain the steps which would be necessary to extend the time to the expiration of such leases.

Executive Compensation, page 103

4. If true, revise to confirm that the Compensation Committee negotiated the employment agreement with Mr. Limbacher (the "Limbacher agreement") which you filed as exhibit 10.23 with the current amendment. If there has been any change to the compensation of the committee since the date of the agreement, please also identify the members of the committee at the time the agreement was negotiated. We note that Mr. Smidt, chairman of the committee, signed the agreement on behalf of the company.

5. At page 106, you indicate that (the 23 companies comprising) the 2012 peer group were "used in making decisions with respect to base salaries and cash bonuses paid in 2013 and equity awards granted in 2013." You also disclose at page 106 that the "Compensation Committee generally targets between the 50th percentile and 75th percentile of comparable positions in the peer group for total direct compensation (defined as the sum of base salaries, target annual cash bonuses and equity awards of our executive officers)." At page 109, you state that the committee "set the amount of equity awards in order to position the total direct compensation of each named executive officer at a level that would fall within the range of 50th percentile to 75th percentile of comparable positions in the 2012 peer group."

According to the Summary Compensation Table disclosure at page 112, it appears that Mr. Limbacher's total compensation for 2013 (during which he served the company for fewer than nine months, see page 95) was in excess of $56.6 million, including more than $55 million in stock and option awards. If true, revise your disclosure to clarify that his pro-rated compensation for 2013 greatly exceeded the referenced compensation range for comparable positions in the 2012 peer group, and explain why the committee decided to set Mr. Limbacher's compensation levels outside its normal targets for executive officers.

Annual Cash Bonuses, page 108

6. Revise the first full paragraph on page 109 to quantify the amount of the "special pool of funds" as of the latest practicable date and to state explicitly whether there are any limitations on the CEO's discretionary authority to award himself a bonus from this pool.

Recent Compensation Developments in 2014, page 111

7. We note that an amendment to the Limbacher agreement repriced 10,000,000 of his options from an exercise price of $7.50 per share to $2.50 per share, a potential benefit of $50,000,000 in the aggregate. Please explain how "Fair Market Value" originally was computed for purposes of Section 5(c) of the Limbacher agreement, and discuss whether these re-priced options would still result in the company's "Fair Market Value" representations and warranties being accurate as of the date of the re-pricing.

The Exchange Offer – Expiration Date, Extensions and Amendments, page 140

8. Please disclose the maximum period of time that the exchange offer will remain in effect. We note your response to prior comment 26 from our letter to you dated March 14, 2013.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 8. Derivative Financial Instruments, page F-22

Cash Flow Hedges, page F-25

9. Please update to provide financial statements and corresponding disclosures throughout your filing to comply with Rule 3-12 of Regulation S-X.

10. We note your disclosure indicating that the Predecessor corrected its consolidated financial statements for the year ended June 30, 2011 related to natural gas and crude oil derivatives that were previously accounted for as cash flow hedges. Please expand the disclosure here to comply with FASB ASC 250-10-50-7 and 8.

Note 23. Condensed Consolidating Financial Information, page F-46

11. We note the revisions made to the disclosure on page F-46. Please clarify for us whether there are any parent guarantor release provisions and if so, please advise as to their nature.

Note 24-Supplemental Oil and Gas Disclosures (Unaudited), page F-58

Oil and Gas Reserve Quantities, page F-59

12. Please expand the disclosure for the periods ending December 31, 2013 and December 31, 2012 to include an explanation for the significant changes in the net reserves due to extensions and discoveries. Refer to FASB ASC paragraph 932-235-50-5.

13. We note you explain the significant change due to revisions in the previous estimate of net reserves for the period ending December 31, 2012 as primarily due to the change for reporting NGLs within the natural gas stream. Please tell us and revise you disclosure to identify the source and changes, if any, relating to causes other than as noted.

14. Please expand the disclosure for the period ending June 30, 2011 to include an explanation for the significant changes in the net reserves due to extensions and discoveries and revisions of the previous estimates. Refer to FASB ASC paragraph 932-235-50-5.

15. Please expand the disclosures relating to periods prior to December 31, 2012 to include footnote disclosure explaining that the natural gas volumes include natural gas liquids.

Exhibits

Exhibit 5.1

16.   Please obtain and file as an exhibit a new or revised opinion of counsel which covers all subsidiary guarantees. In that regard, we note that Schedule I appears to omit Samson Holdings, Inc.

Exhibit 5.2

17.   Please obtain and file a new legality opinion which does not suggest that the opinion is "for your use only" nor that it "may not be relied upon by any person other than you" and the law firm. We do not accept any limitation on reliance. Please see the guidance contained in Section II.B.3.d of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/ cfslb19.htm.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Edward P. Tolley III
       Simpson Thacher & Bartlett LLP